UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
August 14, 2017

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Lexicon Pharmaceuticals, Inc.

File No. 0-30111 - CF#35085

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Lexicon Pharmaceuticals, Inc. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 10-Q filed on May 4, 2017, as amended.

Based on representations by Lexicon Pharmaceuticals, Inc. that this information qualifies as confidential trade secrets or commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit 10.1   through February 28, 2022

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Brent J. Fields
Secretary